The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant To Rule 424(b)(3)
Registration No. 333-138970
SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2006

Preliminary Prospectus Supplement
(To Prospectus dated November 28, 2006)
2,000,000 Shares

SOVRAN SELF STORAGE, INC.

Common Stock

We are offering 2,000,000 shares of our common stock to be sold in this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “SSS.” On November 27, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $57.23 per share.

Investing in our common stock involves a high degree of risk. Before buying any of these shares you should carefully read the discussion of material risks of investing in our common stock in the sections entitled “Risk Factors,” beginning on page S-6 of this prospectus supplement, page 6 of the accompanying prospectus, and on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2005.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to us, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted to the underwriters an option to purchase up to 300,000 additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 2,000,000 shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $     , and total net proceeds to us, before expenses, will be $     . The underwriters expect to deliver the shares of common stock to investors on or about          , 2006.

Sole Bookrunning Manager

Banc of America Securities LLC

A.G. Edwards

RBC Capital Markets	Stifel Nicolaus

The date of this prospectus supplement is November   , 2006

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share(2)	Offering Price(2)	Fee
Common Stock, par value $.01 per share	2,300,000	$59.03	$135,769,000	$14,528

(1) Includes 300,000 shares that the underwriters have the option to purchase from the Company.

(2) Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, such price is based on the average high and low prices for the common stock on November 21, 2006, as reported on The New York Stock Exchange.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date such information is presented regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of common stock.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. The shelf registration statement was declared automatically effective by the SEC upon filing on November 28, 2006. Under the shelf registration statement, we may offer and sell an unlimited amount of our common stock described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the headings “Where You Can Find More Information” and “Information Incorporated by Reference” in this prospectus supplement before investing in our common stock.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the sections entitled “Risk Factors” and the consolidated financial statements included in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus, before making an investment decision. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares of our common stock. Unless the context indicates otherwise, references in this prospectus supplement to “Sovran Self Storage, Inc.”, “Sovran,” “we,” “our” and “us” refer to Sovran Self Storage, Inc. and its subsidiaries, including Sovran Acquisition Limited Partnership, our operating partnership and Sovran Holdings, Inc., the general partner of our operating partnership.

Company Overview

We are a real estate investment trust that buys, owns and operates self-storage facilities. We are one of the largest owners and operators of self-storage facilities in the United States. As of September 30, 2006, we owned and operated 326 self-storage facilities in 22 states under the name Uncle Bob’s Self Storage®. Among our 326 self-storage facilities are 38 properties that we manage for two joint ventures of which we are a majority owner. At September 30, 2006, the occupancy level of our self-storage facilities was approximately 85.9%.

All of our self-storage facilities are owned by Sovran Acquisition Limited Partnership, which we refer to in this prospectus supplement as the Sovran Partnership. We own 97.7% of the Sovran Partnership, as of September 30, 2006. The remaining 2.3% of the Sovran Partnership is owned by persons who sold self-storage facilities to us in exchange for partnership interests in the Sovran Partnership. We are structured as an umbrella partnership real estate investment trust and, as such, have the ability to issue interests in the Sovran Partnership in exchange for properties sold by independent owners. By utilizing interests in the Sovran Partnership as currency in facility acquisitions, we may partially defer the seller’s income tax liability which in turn may allow us to obtain more favorable pricing.

The self-storage industry is characterized by numerous small, local operators. According to data published by the Self-Storage Almanac, in 2005 the 50 largest operators of self-storage facilities owned only 15% of all facilities in the United States. We believe that the shortage of skilled operators, the scarcity of financing available to small operators for acquisitions and expansions and the potential for savings through economies of scale should continue to lead to a consolidation in the self-storage industry. With our and our predecessor’s combined 21 year operating history and in-house acquisition and management expertise, we believe we are well-positioned to continue to take advantage of potential growth opportunities resulting from further consolidation of the self-storage industry.

Upon completion of this offering and application of the net proceeds, we anticipate that all of our $100 million unsecured line of credit will be available to finance the acquisition of additional self-storage facilities. We also may use our line of credit to finance expansion and improvement of our self-storage facilities, development of new facilities and for other general corporate and working capital purposes.

We also seek to grow internally by increasing the rental income from our self-storage facilities through intensive, proactive property management that focuses on quality property maintenance, customer satisfaction and retention, increases in rents and occupancy levels, and control of operating expenses. We seek to differentiate our self-storage facilities from our competition through innovative marketing and value-added product offerings such as truck rentals and our state-of-the-art dehumidification system, known as Dri-Guardsm.  We also offer a national customer care center that includes a fully-integrated, system-wide sales and reservation system.

Our principal corporate offices are located at 6467 Main Street, Williamsville, New York 14221, and our telephone number is (716) 633-1850. We maintain a web site that contains information about us at

www.sovranss.com. The information included on our web site is not, and should not be considered as, a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Our shareholder rights plan, commonly referred to as a poison pill, expired in accordance with its terms on November 27, 2006. While our Board of Directors has decided not to renew the plan at this time, we could adopt a similar plan in the future.

Risk Factors

An investment in our common stock involves various risks. You should carefully consider the matters discussed under the sections entitled “Risk Factors,” commencing on page S-6 of this prospectus supplement, on page 6 of the accompanying prospectus and on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2005, before making any investment in our common stock. Some statements contained in this prospectus supplement, the accompanying prospectus or in documents incorporated by reference herein or therein are “forward-looking statements.” You should not rely on forward-looking statements because they are subject to a variety of risks that may cause material differences between our actual and anticipated results, performance or achievements. See “Forward-Looking Statements.”

THE OFFERING

Common stock offered by us	2,000,000 (1) shares

Common stock outstanding prior to completion of the offering	18,130,975 (2)(3) shares

Common stock to be outstanding after the offering	20,130,975 (2)(3) shares

Use of proceeds	We intend to use the net proceeds of this offering to repay amounts outstanding under our unsecured line of credit and for general corporate purposes, including funding potential future acquisitions. As of November 27, 2006, the outstanding balance of our unsecured line of credit was $80.0 million, bearing interest at 90 basis points over LIBOR, which equaled 6.22%.

Pending use of the remaining net proceeds of this offering, we intend to invest these net proceeds in short-term interest-bearing investment grade instruments. See “Use of Proceeds.”

NYSE symbol	“SSS”

1.	2,300,000 shares of common stock if the underwriters exercise their option to purchase additional shares of our common stock in full.

2.	Based on shares of common stock outstanding as of November 15, 2006. This number excludes (i) 113,225 shares of our common stock issuable upon exercise of outstanding stock options under our stock option plans, (ii) 1,448,669 shares of our common stock reserved for future issuance under our stock option plans, (iii) 920,244 shares of our common stock issuable upon conversion of outstanding shares of our Series C Preferred Stock and (iv) 426,127 shares of our common stock issuable upon redemption of units of the Sovran Partnership held by third parties.

3.	This number excludes the underwriters’ option to purchase up to 300,000 additional shares of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data at or for the five years ended December 31, 2005 are derived from the audited consolidated financial statements of Sovran Self Storage, Inc. The financial data at or for the nine months ended September 30, 2006 and 2005 is derived from unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

	At or for
	the Nine Months
	Ended September 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands, except per share data)

Operating Data
Revenues:
Rental income	$117,797	$98,918	$133,856	$119,605	$108,524	$98,389	$87,653
Other operating income	3,940	3,240	4,449	3,681	2,890	2,118	1,772

Total operating revenues	121,737	102,158	138,305	123,286	111,414	100,507	89,425
Expenses:
Property operations and maintenance	31,915	26,421	35,954	32,166	28,545	23,852	20,116
Real estate taxes	11,372	9,294	12,407	11,014	9,977	9,128	7,863
General and administrative	10,530	8,846	12,863	11,071	9,616	8,586	8,026
Depreciation and amortization	18,362	15,683	21,222	19,175	17,786	16,054	13,635

Total operating expenses	72,179	60,244	82,446	73,426	65,924	57,620	49,640

Income from operations	49,558	41,914	55,859	49,860	45,490	42,887	39,785
Other income (expenses):
Interest expense	(20,992)	(14,956)	(20,229)	(18,128)	(16,003)	(15,712)	(15,057)
Interest income	490	329	487	301	416	356	395
Write-off of unamortized financing fees due to debt retirement	—	—	—	—	(713)	—	—
Minority interest — Operating Partnership	(690)	(794)	(1,039)	(1,043)	(1,176)	(1,180)	(1,542)
Minority interest — consolidated joint venture	(1,068)	(381)	(490)	(499)	(614)	(810)	(75)
Equity in income of joint ventures	148	145	202	207	186	(15)	(102)

Income from continuing operations	27,446	26,257	34,790	30,698	27,586	25,526	23,404
Income from discontinued operations(1)	—	—	—	1,306	837	775	785

Net income	27,446	26,257	34,790	32,004	28,423	26,301	24,189
Redemption amount in excess of carrying value of Series B Preferred Stock	—	—	—	(1,415)	—	—	—
Preferred stock dividends	(1,884)	(3,495)	(4,123)	(7,168)	(8,818)	(5,093)	(2,955)

Net income available to common shareholders	$25,562	$22,762	$30,667	$23,421	$19,605	$21,208	$21,234

	At or for
	the Nine Months
	Ended September 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands, except per share data)

Income from continuing operations per common share — diluted	$1.44	$1.39	$1.84	$1.44	$1.40	$1.58	$1.66
Net income per common share — basic	1.44	1.40	1.86	1.54	1.47	1.66	1.74
Net income per common share — diluted	1.44	1.39	1.84	1.53	1.46	1.64	1.72
Dividends declared per common share	1.85	1.83	2.44	2.42	2.41	2.38	2.34

Balance Sheet Data
Investment in storage facilities at cost	$1,123,870	$884,559	$893,980	$811,516	$727,289	$698,334	$598,961
Total assets	1,003,723	780,790	784,376	719,573	683,336	652,213	567,717
Total debt	528,387	334,394	339,144	289,075	255,819	252,452	241,190
Total liabilities	567,384	362,096	365,037	315,108	285,755	278,631	255,878
Series B preferred stock	—	—	—	—	28,585	28,585	28,585
Series C preferred stock	26,613	41,642	26,613	53,227	67,129	67,129	—
Total shareholders’ equity	411,235	392,805	394,085	377,451	368,197	342,774	277,164

Other Data
Net cash provided by operating activities	$52,432	$47,315	$60,234	$53,914	$51,003	$44,126	$40,185
Net cash provided by operating activities — discontinued operations (revised)(1)	—	—	—	287	1,124	1,066	1,050
Net cash used in investing activities	(155,111)	(69,185)	(79,156)	(71,034)	(31,284)	(98,647)	(17,874)
Net cash used in investing activities — discontinued operations (revised)(1)	—	—	—	—	(41)	(179)	(184)
Net cash provided by (used in) financing activities	108,619	25,094	20,728	(163)	(2,764)	53,814	22,709

(1)	In 2004 we sold five stores whose operating results and the related gain on disposal are classified as discontinued operations for all years presented.

RISK FACTORS

Investment in the common stock offered pursuant to this prospectus supplement and the accompanying prospectus involves risks. In addition to the information presented in this prospectus supplement and the risk factors in our most recent Annual Report on Form 10-K and our other filings under the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this prospectus supplement and the accompanying prospectus, you should consider carefully the following risks before deciding to purchase our common stock.

Risks Related to Our Common Stock

Our stock price could be volatile and could decline for any reason, resulting in a substantial or complete loss on our stockholders’ investment.

The stock markets, including the New York Stock Exchange, on which we list our common stock, have experienced significant price and volume fluctuations. As a result, the market price of our common stock could be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including:

•	our operating performance and the performance of our competitors;

•	actual or anticipated differences in our operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	additions or departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	changes in laws, including tax laws, or other regulatory developments that adversely affect us or our industry;

•	speculation in the press or investment community;

•	actions by institutional stockholders;

•	changes in accounting principles;

•	terrorist acts; and

•	general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources.

Future sales of shares of our common stock may depress the price of our shares.

We cannot predict whether future issuance of shares of our common stock or the availability of shares of our common stock for resale in the open market will decrease the market price per share of our common stock. Any sales of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, may cause the market price of our common stock to decline. Upon completion of this offering, the shares of our common stock sold in this offering will be freely tradable without restriction (other than any restrictions set forth in our charter relating to our qualification as a REIT).

The exercise of the underwriters’ option to purchase additional shares of our common stock, the redemption of units of Sovran Partnership for common stock, the conversion of our preferred stock into common stock, the exercise of any options or the vesting of any restricted stock granted to directors, executive officers and other employees under our stock-based compensation plans, the issuance of our common stock or units of Sovran Partnership in connection with acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock, and the existence of units of Sovran Partnership, options and shares of our common stock reserved for issuance as restricted shares of our common stock or upon redemption of units of Sovran Partnership or exercise of options may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock may be dilutive to our existing stockholders.

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our statements regarding anticipated growth in our business and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,’ “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	the effect of competition from new self-storage facilities, which would cause rents and occupancy rates to decline;

•	our ability to evaluate, finance and integrate acquired businesses into our existing business and operations;

•	our ability to effectively compete in the industry in which we do business;

•	our existing indebtedness may mature in an unfavorable credit environment, preventing refinancing or forcing refinancing of the indebtedness on terms that are not as favorable as the existing terms;

•	interest rates may fluctuate, impacting costs associated with our outstanding floating rate debt;

•	our ability to successfully expand our truck move-in program for new customers and Dri-Guardsm product roll-out;

•	our reliance on our call center;

•	our cash flow may be insufficient to meet required payments of principal, interest and dividends; and

•	tax law changes that may change the taxability of future income.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the sections of this prospectus supplement and the accompanying prospectus entitled “Risk Factors,” and the risk factors of our Annual Report on Form 10-K for the year ended December 31, 2005 and our other filings under the Securities Exchange Act of 1934.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $          . If the underwriters exercise their option to purchase additional shares of our common stock in full, our net proceeds will be approximately $          .

We intend to use approximately $80 million of the net proceeds of this offering to pay down in full the amount outstanding under our unsecured line of credit, and the remaining net proceeds for general corporate purposes, including funding potential future acquisitions. Pending such use of the remaining net proceeds, we intend to invest such remaining net proceeds in short-term interest-bearing investment grade instruments.

As of November 27, 2006, the outstanding balance of our unsecured line of credit was $80.0 million, bearing interest at 90 basis points over LIBOR, which equaled 6.22%. From time to time we incur, and expect to continue to incur, indebtedness under our unsecured line of credit, which matures in September 2007, to fund general corporate purposes.

An affiliate of Banc of America Securities LLC is one of the lenders under our unsecured line of credit, and upon repayment of some of the amounts owed under the line of credit in connection with this offering, such affiliate of Banc of America Securities LLC will receive its proportionate share of the amount repaid.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the application of the net proceeds of this offering, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses (assuming a public offering price of $57.23 per share, which represents the last reported sale price of our common stock on November 27, 2006 and assuming the underwriters’ option to purchase an additional 300,000 shares of our common stock is not exercised), and (2) the incurrence of $14.0 million of additional borrowings under our unsecured line of credit after September 30, 2006.

The information set forth below should be read in conjunction with our consolidated financial statements and related notes included, and incorporated by reference, into this prospectus supplement and the accompanying prospectus.

	As of September 30,
	2006
	Actual	As Adjusted
	(dollars in thousands)

Cash and cash equivalents	$10,851	$38,838
Debt:
Line of credit(1)	66,000 (1)	—
Term notes	350,000	350,000
Mortgages payable	112,387	112,387
Minority interest — Operating Partnership	8,321	8,321
Minority interest — consolidated joint ventures	16,783	16,783
Shareholders’ Equity:
8.375% Series C Convertible Cumulative Preferred Stock, $.01 par value, 1,200,000 shares issued and outstanding, $30,000 liquidation value	26,613	26,613
Common stock $.01 par value, 100,000,000 shares authorized, 18,090,066 shares outstanding at September 30, 2006, actual and 20,090,066 shares issued and outstanding at September 30, 2006, as adjusted	193	213
Additional paid-in capital	488,993	596,960
Dividends in excess of net income	(79,469)	(79,469)
Accumulated other comprehensive income	2,080	2,080
Treasury stock at cost, 1,171,886 shares	(27,175)	(27,175)

Total Shareholders’ Equity	411,235	519,222

Total Debt, Minority Interest, and Shareholders’ Equity	$964,726	$1,006,713

(1)	As of November 27, 2006, the actual amount outstanding under our unsecured line of credit was $80.0 million.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC is the representative of the underwriters. We have entered into a firm commitment underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Banc of America Securities LLC
A.G. Edwards & Sons, Inc.
RBC Capital Markets Corporation
Stifel, Nicolaus & Company, Incorporated

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow a concession of not more than $      per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $      per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares.  We have granted the underwriters an option to purchase up to 300,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of this option.

Discount and Commissions.  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $750,000.

Paid by Us
	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

Listing.  Our common stock is listed on the New York Stock Exchange, under the symbol “SSS.”

Stabilization.  In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Lock-up Agreements.  We, our directors and certain of our executive officers, have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 90 days from the date of this prospectus supplement. This consent may be given at any time without public notice. The lock-up may be extended in certain circumstances if we issue an earnings release or a material event concerning us occurs during the last 17 days of the lock-up period or if, prior to the expiration of the lock-up period, we announce that we will issue an earnings release during the 16-day period beginning on the last day of the lock-up period.

Indemnification.  We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Selling Restrictions.  Each Underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers our common stock or has in its possession or distributes this prospectus supplement, the accompanying prospectus or any other material.

Online Offering.  A prospectus supplement with the accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus supplement with the accompanying prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus supplement or accompanying prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates.  The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees. An affiliate of Banc of America Securities LLC is one of the lenders under our unsecured line of credit, and upon repayment of the line of credit in connection with this offering, such affiliate of Banc of America Securities LLC will receive its proportionate share of the amount repaid.

LEGAL MATTERS

Certain legal matters, including the validity of common stock offered hereby and our qualification as a REIT, will be passed upon for us by Phillips Lytle LLP, Buffalo, New York. Robert J. Attea, our Chairman and Chief Executive Officer, is the brother of Frederick G. Attea, a partner of Phillips Lytle LLP and our Assistant Secretary. Several partners of Phillips Lytle own shares of our common stock. Hogan & Hartson LLP will act as counsel and pass on certain legal matters for the underwriters. Phillips Lytle LLP will rely upon the opinion of Venable LLP, Baltimore, Maryland, regarding all matters of Maryland law.

EXPERTS

The consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended December 31, 2005, and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment, are incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The historical summary of gross revenue and direct operating expenses of the Cornerstone Acquisition Facilities for the year ended December 31, 2005 appearing in our Current Report on Form 8-K/A dated September 6, 2006, has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such historical summary of gross revenue and direct operating expenses, is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. We maintain a web site that contains information about us at www.sovranss.com. The information on our web site is not, and you must not consider the information to be, a part of this prospectus supplement. Our securities are listed on the New York Stock Exchange and all such material filed by us with the New York Stock Exchange also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus supplement is a part, under the Securities Act with respect to the securities. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning us and the securities, reference is made to the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference herein is deemed to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006 (as amended by Form 10-Q/A filed November 24, 2006), June 30, 2006 and September 30, 2006;

•	Our Proxy Statement relating to the annual meeting held on May 18, 2006, which was filed on April 12, 2006;

•	Our Current Reports on Form 8-K dated April 25, 2006, May 1, 2006, May 4, 2006, June 26, 2006 (as amended by a Form 8-K/A filed September 6, 2006), July 20, 2006, September 1, 2006 and November 27, 2006.

•	Our Registration Statement on Form 8-A, dated June 16, 1995, which incorporates by reference the description of our common stock from our Registration Statement on Form S-11 (File No. 33-91422), including all amendments and reports updating that description.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement but before the end of any offering of securities made hereunder will also be considered to be incorporated by reference, and will automatically update and, where applicable, supersede any information contained, or incorporated by reference, in this prospectus supplement or in the attached prospectus.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus supplement.

If you request, either orally or in writing, we will provide you with a copy of any or all documents that are incorporated by reference. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests should be addressed to Sovran Self Storage, Inc., 6467 Main Street, Williamsville, New York 14221, Attn: David L. Rogers, Chief Financial Officer.

PROSPECTUS

SOVRAN SELF STORAGE, INC.

COMMON STOCK

We may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. In addition, certain selling stockholders may offer and sell shares of our common stock, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.

Each time our common stock is offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell our common stock without a prospectus supplement describing the method and terms of the offering.

We may sell our common stock directly or to or through underwriters, to other purchasers and/or through agents. For additional information on the method of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.” If any underwriters are involved in the sale of our common stock offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between us or among us, any selling stockholders and them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “SSS.”

Investing in our common stock involves risks. You should consider the risk factors described in this prospectus on page 6, in any accompanying prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 28, 2006.

IN DECIDING WHETHER TO BUY COMMON STOCK OFFERED UNDER THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH ADDITIONAL OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer or sell shares of our common stock in one or more offerings. In addition, some holders of our common stock may sell shares of our common stock under our shelf registration statement. This prospectus provides you with a general description of the common stock we or any selling stockholders may offer. Each time we or any selling stockholders sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus, the relevant prospectus supplement and any “free writing prospectus” we may authorize to be delivered to you, together with additional information described under the next heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 to register the common stock offered under this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information required to be set forth in the registration statement. We believe that we have included or incorporated by reference all information material to investors in this prospectus, but some details that may be important for specific investment purposes have not been included. For further information, you may read the registration statement and the exhibits filed with or incorporated by reference into the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy those reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and on the SEC’s web site at www.sec.gov. You can also review copies of our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is complete:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006 (as amended by Form 10-Q/A filed November 24, 2006), June 30, 2006 and September 30, 2006;

•	Our Proxy Statement relating to the annual meeting held on May 18, 2006, which was filed on April 12, 2006;

•	Our Current Reports on Form 8-K dated April 25, 2006, May 1, 2006, May 4, 2006, June 26, 2006 (as amended by a Form 8-K/A filed September 6, 2006), July 20, 2006, September 1, 2006 and November 27, 2006; and

•	Our Registration Statement on Form 8-A, dated June 16, 1995 which incorporates by reference the description of our common stock from our registration statement on Form S-11 (File No. 33-91422), including all amendments and reports updating that description.

To the extent any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to rather than filed with, the SEC, such information or exhibit is not incorporated by reference in this prospectus.

You may request a copy of those filings, at no cost, by telephoning us at (716) 633-1850 or writing us at the following address: Sovran Self Storage, Inc., 6467 Main Street, Williamsville, New York 14221, Attention: David L. Rogers, Chief Financial Officer.

THE COMPANY

We are a self-administered and self-managed real estate investment trust, or REIT, which acquires, owns and/or manages self-storage properties. We began operations on June 26, 1995. As of September 30, 2006, we owned and/or managed 326 self-storage facilities consisting of approximately 20 million net rentable square feet, located in 22 states. 38 of our self-storage facilities are managed under an agreement with two joint ventures in which we own a controlling interest. As of September 30, 2006, the occupancy level of our self-storage facilities was 85.9%. We are the fifth largest operator of self-storage facilities in the United States based on facilities owned and/or managed.

We were formed to continue the business of our predecessor company, which had engaged in the self-storage business since 1985. We own an indirect interest in each of the owned properties through Sovran Acquisition Limited Partnership, which we refer to as our operating partnership. As of September 30, 2006, we own a 97.7% economic interest in the operating partnership and unaffiliated third parties own collectively a 2.3% limited partnership interest. We believe that this structure, commonly known as an umbrella partnership real estate investment trust, facilitates our ability to acquire properties by using units of the operating partnership as currency. Unless the context otherwise requires, references in this prospectus to “Sovran Self Storage, Inc.”, “Sovran”, “we”, “our” and “us” refer to Sovran Self Storage, Inc. and its subsidiaries, including our operating partnership.

We were incorporated on April 19, 1995 under Maryland law. Our principal executive offices are located at 6467 Main Street, Williamsville, New York 14221, and our telephone number is (716) 633-1850. We maintain a website that contains information about us at www.sovranss.com. The information included on our website is not part of this prospectus or any prospectus supplement.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus ,including the risk factors in our most recent Annual Report on Form 10-K and other filings under the Securities Exchange Act of 1934, before making an investment decision. If any of the specified risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

You should keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate,” “expect,” “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. See “Forward-Looking Statements” on page 11.

Our Acquisitions May Not Perform as Anticipated

We have completed many acquisitions of self-storage facilities since our initial public offering of common stock in June 1995. Our strategy is to continue to grow by acquiring additional self-storage facilities. Acquisitions entail risks that investments will fail to perform in accordance with our expectations and that our judgments with respect to the prices paid for acquired self-storage facilities and the costs of any improvements required to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate. Acquisitions also involve general investment risks associated with any new real estate investment.

We May Incur Problems with Our Real Estate Financing

Unsecured Credit Facility.  We have a line of credit with a syndicate of financial institutions, which are our “lenders.” This unsecured credit facility is recourse to us and the required payments are not reduced if the economic performance of any of the properties declines. The unsecured credit facility limits our ability to make distributions to our shareholders, except in limited circumstances. If there is an event of default, our lenders may seek to exercise their rights under the unsecured credit facility, which could have a material adverse effect on us and our ability to make expected distributions to shareholders and distributions required by the real estate investment trust provisions of the Internal Revenue Code of 1986, which we refer to as the “Code.”

Rising Interest Rates.  Indebtedness that we incur under the unsecured credit facility bears interest at a variable rate. Accordingly, increases in interest rates could increase our interest expense, which would reduce our cash available for distribution and our ability to pay expected distributions to our shareholders. We manage our exposure to rising interest rates using interest rate swaps and other available mechanisms. If the amount of our indebtedness bearing interest at a variable rate increases, our unsecured credit facility may require us to use those arrangements.

Refinancing May Not Be Available.  It may be necessary for us to refinance our unsecured credit facility through additional debt financing or equity offerings. If we were unable to refinance this indebtedness on acceptable terms, we might be forced to dispose of some of our self-storage facilities upon disadvantageous terms, which might result in losses to us and might adversely affect the cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, our interest expense would increase, which would adversely affect our cash available for distribution and our ability to pay expected distributions to shareholders.

Our Debt Levels May Increase

Our Board of Directors currently has a policy of limiting the amount of our debt at the time of incurrence to less than 50% of the sum of the market value of our issued and outstanding common stock and preferred stock plus the amount of our debt at the time that debt is incurred. However, our organizational documents do not contain any limitation on the amount of indebtedness we might incur. Accordingly, our Board of Directors could alter or eliminate the current policy limitation on borrowing without a vote of our shareholders. We could become highly leveraged if this policy were changed. However, our ability to incur debt is limited by covenants in our bank credit arrangements and in our securities purchase agreement with holders of our Series C preferred stock.

We Are Subject to the Risks Posed by Fluctuating Demand and Significant Competition in the Self-Storage Industry

Our self-storage facilities are subject to all operating risks common to the self-storage industry. These risks include but are not limited to the following:

•	Decreases in demand for rental spaces in a particular locale;

•	Changes in supply of, or demand for, similar or competing self-storage facilities in an area;

•	Changes in market rental rates; and

•	Inability to collect rents from customers.

Our current strategy is to acquire interests only in self-storage facilities. Consequently, we are subject to risks inherent in investments in a single industry. Our self-storage facilities compete with other self-storage facilities in their geographic markets. As a result of competition, the self-storage facilities could experience a decrease in occupancy levels and rental rates, which would decrease our cash available for distribution. We compete in operations and for acquisition opportunities with companies that have substantial financial resources. Competition may reduce the number of suitable acquisition opportunities offered to us and increase the bargaining power of property owners seeking to sell. The self-storage industry has at times experienced overbuilding in response to perceived increases in demand. A recurrence of overbuilding might cause us to experience a decrease in occupancy levels, limit our ability to increase rents and compel us to offer discounted rents.

Our Real Estate Investments Are Illiquid and Are Subject to Uninsurable Risks and Government Regulation

General Risks.  Our investments are subject to varying degrees of risk generally related to the ownership of real property. The underlying value of our real estate investments and our income and ability to make distributions to our shareholders are dependent upon our ability to operate the self-storage facilities in a manner sufficient to maintain or increase cash available for distribution. Income from our self-storage facilities may be adversely affected by the following factors:

•	Changes in national economic conditions;

•	Changes in general or local economic conditions and neighborhood characteristics;

•	Competition from other self-storage facilities;

•	Changes in interest rates and in the availability, cost and terms of mortgage funds;

•	The impact of present or future environmental legislation and compliance with environmental laws;

•	The ongoing need for capital improvements, particularly in older facilities;

•	Changes in real estate tax rates and other operating expenses;

•	Adverse changes in governmental rules and fiscal policies;

•	Uninsured losses resulting from casualties associated with civil unrest, acts of God, including natural disasters, and acts of war;

•	Adverse changes in zoning laws; and

•	Other factors that are beyond our control.

Illiquidity of Real Estate May Limit its Value.  Real estate investments are relatively illiquid. Our ability to vary our portfolio of self-storage facilities in response to changes in economic and other conditions is limited. In addition, provisions of the Code may limit our ability to profit on the sale of self-storage facilities held for fewer than four years. We may be unable to dispose of a facility when we find disposition advantageous or necessary and the sale price of any disposition may not equal or exceed the amount of our investment.

Uninsured and Underinsured Losses Could Reduce the Value of our Self Storage Facilities.  Some losses, generally of a catastrophic nature, that we potentially face with respect to our self-storage facilities may be uninsurable or not insurable at an acceptable cost. Our management uses its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to acquiring appropriate insurance on our investments at a reasonable cost and on suitable terms. These decisions may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds received by us might not be adequate to restore our economic position with respect to a particular property.

Possible Liability Relating to Environmental Matters.  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that property. Those laws often impose liability even if the owner or operator did not cause or know of the presence of hazardous or toxic substances and even if the storage of those substances was in violation of a tenant’s lease. In addition, the presence of hazardous or toxic substances, or the failure of the owner to address their presence on the property, may adversely affect the owner’s ability to borrow using that real property as collateral. In connection with the ownership of the self-storage facilities, we may be potentially liable for any of those costs.

Americans with Disabilities Act.  The Americans with Disabilities Act of 1990, or ADA, generally requires that buildings be made accessible to persons with disabilities. A determination that we are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If we were required to make modifications to comply with the ADA, our results of operations and ability to make expected distributions to our shareholders could be adversely affected.

There Are Limitations on the Ability to Change Control of Sovran

Limitation on Ownership and Transfer of Shares.  To maintain our qualification as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code. To limit the possibility that we will fail to qualify as a REIT under this test, our Amended and Restated Articles of Incorporation include ownership limits and transfer restrictions on shares of our stock. Our Articles of Incorporation limit ownership of our issued and outstanding stock by any single shareholder to 9.8% of the aggregate value of our outstanding stock, except that the ownership by some of our shareholders is limited to 15%.

These ownership limits may

•	Have the effect of precluding an acquisition of control of Sovran by a third party without consent of our Board of Directors even if the change in control would be in the interest of shareholders; and

•	Limit the opportunity for shareholders to receive a premium for shares of our common stock they hold that might otherwise exist if an investor were attempting to assemble a block of common stock in excess of 9.8% or 15%, as the case may be, of the outstanding shares of our stock or to otherwise effect a change in control of Sovran.

Our Board of Directors may waive the ownership limits if it is satisfied that ownership by those shareholders in excess of those limits will not jeopardize our status as a REIT under the Code or in the event it determines that it is no longer in our best interests to be a REIT. Waivers have been granted to the holders of our Series C preferred stock, FMR Corporation and Cohen & Steers, Inc. A transfer of our common stock and/or preferred stock to a person who, as a result of the transfer, violates the ownership limits may not be effective under some circumstances.

Other Limitations.  Other limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of our outstanding common stock might receive a premium for their shares of our common stock that exceeds the then prevailing market price or that those holders might believe to be otherwise in their best interest. The issuance of additional shares of preferred stock could have the effect of delaying or preventing a change in control of Sovran even if a change in control were in the shareholders’ interest. In addition, the Maryland General Corporation Law, or MGCL, imposes restrictions and requires that specified procedures with respect to the acquisition of stated levels of share ownership and business combinations, including combinations with interested shareholders. These provisions of the MGCL could have the effect of delaying or preventing a change in control of Sovran even if a change in control were in the shareholders’ interest. Waivers and exemptions have been granted to the initial purchasers of our Series C preferred stock in connection with these provisions of the MGCL. In addition, under the operating partnership’s agreement of limited partnership, in general, we may not merge, consolidate or engage in any combination with another person or sell all or substantially all of our assets unless that transaction includes the merger or sale of all or substantially all of the assets of the operating partnership, which requires the approval of the holders of 75% of the limited partnership interests thereof. If we were to own less than 75% of the limited partnership interests in the operating partnership, this provision of the limited partnership agreement could have the effect of delaying or preventing us from engaging in some change of control transactions.

Our Failure to Qualify as a REIT Would Have Adverse Consequences

We intend to operate in a matter that will permit us to qualify as a REIT under the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. Continued qualification as a REIT depends upon our continuing ability to meet various requirements concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions to our shareholders.

In addition, a REIT is limited with respect to the services it can provide for its tenants. We have provided certain conveniences for our tenants, including property insurance underwritten by a third party insurance company that pays us commissions. We believe the insurance provided by the insurance company would not constitute a prohibited service to our tenants. No assurances can be given, however, that the IRS will not challenge our position. If the IRS successfully challenged our position, our qualification as a REIT could be adversely affected.

If we were to fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for distributions to shareholders in computing our taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, we also would be ineligible for qualification as a REIT for the four taxable years following the year during which our qualification was lost. As a result, distributions to the shareholders would be reduced for each of the years involved. Although we currently intend to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our Board of Directors to revoke our REIT election.

Market Interest Rates May Influence the Price of Our Common Stock

One of the factors that may influence the price of our common stock in public trading markets or in private transactions is the annual yield on our common stock as compared to yields on other financial instruments. An increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the price of our common stock.

Regional Concentration of Our Business May Subject Us to Economic Downturns in the States of Texas and Florida.

As of September 30, 2006, 129 of our 326 self-storage facilities are located in the states of Texas and Florida. For the nine months ended September 30, 2006, these facilities accounted for approximately 43.5% of our total revenues. This concentration of business in Texas and Florida exposes us to potential losses resulting from a downturn in the economies of those states. If economic conditions in those states deteriorate, we may experience a reduction in existing and new business, which may have an adverse effect on our business, financial condition and results of operations.

Changes in Taxation of Corporate Dividends May Adversely Affect the Value of Our Common Stock

The maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular “C” corporation under current law is 15% through 2010, as opposed to higher ordinary income rates. The reduced tax rate, however, does not apply to distributions paid to domestic noncorporate taxpayers by a REIT on its stock, except for certain limited amounts. Although the earnings of a REIT that are distributed to its stockholders generally remain subject to less federal income taxation than earnings of a non-REIT “C” corporation that are distributed to its stockholders net of corporate-level income tax, legislation that extends the application of the 15% rate to dividends paid after 2010 by “C” corporations could cause domestic noncorporate investors to view the stock of regular “C” corporations as more attractive relative to the stock of a REIT, because the dividends from regular “C” corporations would continue to be taxed at a lower rate while distributions from REITs (other than distributions designated as capital gain dividends) are generally taxed at the same rate as the individual’s other ordinary income.

Terrorist Attacks and the Possibility of Armed Conflict May Have an Adverse Effect on Our Business, Financial Condition and Operating Results and Could Decrease the Value of Our Assets

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, or the recent war with Iraq, could have a material adverse effect on our business and operating results. There may be further terrorist attacks against the United States. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and, as a result, impair our ability to achieve our expected results. Furthermore, we may not have insurance coverage for losses caused by a terrorist attack. That insurance may not be available or, if it is available and we decide, or are required by our lenders, to obtain terrorism coverage, the cost for the insurance may be significant in relationship to the risk covered. In addition, the adverse effects terrorist acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business, financial condition and results of operations. Finally, further terrorist acts could cause the United States to enter into armed conflict, which could further impact our business, financial and operating results.

FORWARD-LOOKING STATEMENTS

We make statements in this and the documents incorporated by reference that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our statements regarding anticipated growth in our business and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,’ “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	the effect of competition from new self-storage facilities, which may cause rents and occupancy rates to decline;

•	our ability to evaluate, finance and integrate acquired businesses into our existing business and operations;

•	our ability to form joint ventures and sell existing properties to those joint ventures;

•	our ability to effectively compete in the industry in which we do business;

•	our existing indebtedness may mature in an unfavorable credit environment, preventing refinancing or forcing refinancing of the indebtedness on terms that are not as favorable as the existing terms;

•	interest rates may fluctuate, impacting costs associated with our outstanding floating rate debt;

•	our ability to successfully extend our truck leasing program and Dri-Guardsm product roll-out;

•	our reliance on our call center;

•	our cash flow may be insufficient to meet required payments of principal and interest; and

•	tax law changes that may change the taxability of future income.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of these and other factors that could impact our future results, performance or transactions, see the sections entitled “Risk Factors” in this prospectus and any applicable prospectus supplement, in our Annual Report on Form 10-K for the year ended December 31, 2005, and our other filings we make with the SEC from time to time.

USE OF PROCEEDS

We are required by the terms of the partnership agreement of our operating partnership to invest the net proceeds of any sale of our common stock in the operating partnership in exchange for additional units of limited partnership of the operating partnership. Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of common stock by us for one or more of the following: repayment of indebtedness, acquisition of new self-storage facilities, maintenance and improvement of currently owned facilities and general corporate purposes. We will not receive proceeds from the sale of common stock by persons other than us.

DESCRIPTION OF STOCK

General

Our stock consists of:

•	100 million shares of common stock authorized, of which 18,090,066 were outstanding on September 30, 2006;

•	10 million shares of preferred stock authorized, including the following series designated by our Board as of September 30, 2006:

•	1,700,000 shares of Series B preferred stock, none of which were outstanding on September 30, 2006;

•	1,200,000 shares of Series C preferred stock, all of which were outstanding on September 30, 2006; and

•	250,000 shares of Series A preferred stock, none of which were outstanding on September 30, 2006.

For more detail about our stock, you should refer to our Amended and Restated Articles of Incorporation and Bylaws, which have been filed as exhibits to our filings with the SEC. In addition, for a discussion of limitations on the ownership and transfer of our stock, you should refer to the sections entitled “Risk Factors” on page 6 of this prospectus and incorporated into this prospectus by reference to our most recent Annual Report on Form 10-K, and “Restrictions on Transfer/Ownership Limits” beginning on page 17 of this prospectus.

Common Stock

General

Subject to the preferential rights of any other shares or series of stock, holders of shares of common stock are entitled to receive dividends on those shares if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor and to share ratably in the assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all of our known debts and liabilities.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of members of our Board of Directors. Except as provided with respect to any other class or series of stock, the holders of shares of our common stock possess the exclusive voting power. There is no cumulative voting in the election of members of our Board of Directors, which means that the holders of a majority of our outstanding common stock can elect all of the members of our Board of Directors then standing for election, and the holders of the remaining shares of our common stock will not be able to elect any members of our Board of Directors.

Holders of shares of our common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

We furnish shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

All shares of our common stock have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

Pursuant to the MGCL, a corporation generally cannot dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage, but not less than a majority of all of the votes to be cast on the matter, is set forth in the corporation’s articles of incorporation. Our Amended and Restated Articles of Incorporation do not provide for a lesser percentage in those situations.

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Shareholder Rights Plan

Our shareholder rights plan, commonly referred to as a poison pill, expired in accordance with its terms on November 27, 2006. While our Board of Directors has decided not to renew the plan at this time, we could adopt a similar plan in the future.

Preferred Stock

Series C Preferred Stock

During 2002, we issued 2,800,000 shares of our Series C preferred stock, 1,600,000 of which we have since repurchased and 1,200,000 of which remain outstanding. The Articles Supplementary to our Amended and Restated Articles of Incorporation establishing the Series C preferred stock sets forth the rights, privileges and preferences of that stock. Shares of our Series C preferred stock are on a parity with shares of our Series B preferred stock.

Shares of our Series C preferred stock are entitled to a liquidation preference equal to the greater of

•	$25 per share plus all accrued and unpaid dividends to the date of liquidation, and

•	The amount the holder of shares of our Series C preferred stock would have received if those shares of Series C preferred stock were converted into shares of our common stock immediately prior to the liquidation, dissolution or winding up.

Dividends on shares of our Series C preferred stock accrue quarterly and are equal to the greater of the dividends payable on shares of our common stock into which outstanding shares of our Series C preferred stock are then convertible, or 8.375% of the liquidation preference, or $2.09 per share, each year. Covenants in a securities purchase agreement with the holders of our Series C preferred stock provide that, if we fail to

•	Limit our ratio of total indebtedness to market capitalization to 70%,

•	Limit our ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to fixed charges (consisting of total interest expense and dividends on our preferred stock), to 1.75 to 1.0, or

•	Maintain a rating on our Series C preferred stock,

then outstanding shares of our Series C preferred stock will accrue dividends at a rate of the greater of the dividends payable on the shares of our common stock into which those shares Series C preferred stock are then convertible, or 8.875% per year. If we fail to pay the full redemption price on redemption of outstanding shares of our Series C preferred stock or the full repurchase price on repurchase of outstanding shares of our Series C preferred stock, both in accordance with the securities purchase agreement, shares of our Series C preferred stock will accrue dividends at a rate of the greater of the dividends payable on the shares of our common stock into which those shares of our Series C preferred stock are convertible, or 10.875% per year. If we fail to fulfill any of the covenants listed above and fail to make any payments described in the preceding sentence, then outstanding shares of our Series C preferred stock will accrue dividends at a rate of the greater of the dividends payable on the shares of our common stock into which those shares of our Series C preferred stock are convertible, or 11.375%, per year. On the occurrence of specified events resulting in a change of control of Sovran, shares of our Series C preferred stock will accrue dividends at a rate fixed at the greater of the dividends payable on the shares of our common stock into which those shares of our Series C preferred stock are convertible, or 9% above the yield on five-year treasury notes.

Shares of our Series C preferred stock are redeemable at our option from and after November 30, 2007 at $25 per share plus accrued dividends. We may also redeem the shares of our Series C preferred stock on or after the first anniversary of their issuance in the event of change of control of Sovran. In the event of a change of control, the redemption price will be equal to $25.00 per share

•	Plus an amount equal to a 15% annual return on shares of our Series C preferred stock from July 3, 2002 until the date of redemption, compounded annually,

•	Less an amount equal to the sum of the aggregate amount of cash dividends previously paid or paid concurrently with the redemption,

•	Plus an amount equal to a 15% compound annual return on those cash dividends from the date of payment until the date of redemption.

Upon the occurrence of specified events, shares of our Series C preferred stock may be subject to mandatory repurchase at the option of the holders, which may be at a premium over the $25 stated value per share. Those events include a change of control, incurrence of indebtedness in excess of 65% of total value of Sovran’s assets other than intangibles and accounts receivable, with real estate assets valued at their historical cost basis, a loss of REIT status and other events described in the Articles Supplementary that created the Series C preferred stock. The holders of shares of our Series C preferred stock, together with the holders of other classes of our preferred stock, also have the right to elect two directors to our Board of Directors in the event that the preferred dividends are in arrears for six quarters, whether consecutive or not.

Shares of our Series C preferred stock are convertible at any time into shares of our common stock at a conversion price of $32.60 per share of our common stock, which is equivalent to a conversion rate of 0.76687 shares of common stock for each share of our Series C preferred stock, subject to adjustment upon events including the following:

•	The payment of dividends or distributions on shares of our stock in the form of shares of our common stock or securities convertible into shares of our common stock;

•	Subdivisions, combinations and reclassifications of shares of our common stock;

•	The issuance to all holders of shares of our common stock of certain rights, options or warrants entitling them to subscribe for or purchase shares of our common stock at a price per share less than the conversion price;

•	Distributions to all holders of shares of our common stock of evidences of indebtedness of Sovran or other assets, including securities, but excluding those dividends, distributions, rights, options and warrants referred to above and customary dividends and distributions paid in cash on shares of our common stock;

•	Tender or exchange offers involving payment of consideration per shares of our common stock in excess of the conversion price; and

•	The issuance of shares of our common stock, or securities convertible or exchangeable into shares of our common stock, for $29.00 or less per share, subject to adjustment.

In addition, we will be permitted to make those reductions in the conversion price as we consider to be advisable in order that any share dividends, subdivision or combination of shares, reclassification of shares, distribution of rights or warrants or distribution of other assets will not be taxable to the holders of shares of our common stock.

No adjustment of the conversion price is required to be made in any case until cumulative adjustments amount to 1% or more of the conversion price. Any adjustments not required to be made will be carried forward and taken into account in subsequent adjustments.

If we are a party to any transaction, such as a merger, consolidation, statutory share exchange, tender offer for all or substantially all shares of our common stock or sale of all or substantially all of our assets, as a result of which shares of our common stock will be converted into the right to receive shares, securities or other property, each share of our Series C preferred stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares, securities and other property receivable upon the consummation of that transaction by a holder of the number of shares of our common stock into which one share of our Series C preferred stock was convertible immediately prior to that transaction. We may not become a party to any transaction unless the terms thereof are consistent with the foregoing provisions.

Terms of New Series of Preferred Stock

Our Amended and Restated Articles of Incorporation authorize our Board of Directors to establish one or more additional series of preferred stock and to determine, with respect to any such series, the terms of the preferred stock including:

•	The title and stated value of the preferred stock;

•	The number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	The dividend rates, periods and payment dates or methods of calculation of these amounts for the preferred stock;

•	The date from which dividends on the preferred stock will accumulate, if applicable;

•	The procedures for any auction and remarketing, if any, for the preferred stock;

•	Any provision for a sinking fund for the preferred stock;

•	Any provision for redemption of the preferred stock;

•	Any listing of the preferred stock on a securities exchange;

•	The terms and conditions upon which the preferred stock will be convertible into Common Stock, including the conversion price or the manner in which the conversion price will be calculated;

•	Any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

•	The relative ranking and preference of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of affairs of Sovran;

•	Any limitations on issuance of any series of preferred stock ranking senior to or on a parity with that series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Sovran; and

•	Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

RESTRICTIONS ON TRANSFER/OWNERSHIP LIMITS

For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals, which is defined in the Code to include some entities, during the last half of a taxable year. We refer to this requirement as the “five or fewer test.” Also, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Our Amended and Restated Articles of Incorporation contain restrictions on the ownership and transfer of shares of our stock intended to ensure compliance with these requirements. Subject to exceptions described below, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of our stock in excess of 9.8% of the aggregate value of our outstanding stock. We refer to this limit as the “ownership limit.” Under the Code, some entities will be disregarded for purposes of the five or fewer test, and the beneficial owners of those entities will be counted as holders of our stock. Those entities include pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, corporations, trusts and partnerships. Our Amended and Restated Articles of Incorporation limit these entities to holdings of no more than 15% of the aggregate value of Sovran’s shares of stock. We refer to this limit as the “look-through ownership limit.” Any transfer of shares of our stock or any security convertible into shares of our stock that would create a direct or indirect ownership of shares of our stock in excess of the ownership limit or the look-through ownership limit or that would result in our disqualification as a REIT, including any transfer that results in the shares of stock being owned by fewer than 100 persons or results in us being “closely held” within the meaning of Section 856(h) of the Code, is deemed to be null and void, and the intended transferee will acquire no rights to the shares of our stock. These restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT. Our Board of Directors may waive the ownership limit or the look-through ownership limit if it is provided with evidence satisfactory to it and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our REIT status. Waivers have been granted to the initial holders of our Series C preferred stock, FMR Corporation and Cohen & Steers, Inc.

Stock owned, or deemed to be owned, or transferred to a shareholder in excess of the ownership limit or the look-through ownership limit or that causes Sovran to be treated as “closely-held” under Section 856(h) of the Code or is otherwise not permitted as provided above, will be designated shares in trust. Shares in trust will be transferred, by operation of law, to a person unaffiliated with us that is designated by our Board of Directors as trustee of a trust for the benefit of one or more charitable organizations. We refer to this trust as the “share trust.” While shares in trust are held in the share trust

•	The shares in trust will remain issued and outstanding shares of our common or preferred stock and will be entitled to the same rights and privileges as all other shares of the same class or series,

•	The trustee will receive all dividends and distributions on the shares in trust for the share trust and will hold those dividends or distributions in trust for the benefit of one or more designated charitable beneficiaries, and

•	The trustee will vote all shares in trust.

Any vote cast by the proposed transferee in respect of the shares in trust prior to our discovery that those shares have been transferred to the share trust will be rescinded and will be treated as if it had never been given. Any dividend or distribution paid to a proposed transferee or owner of shares in trust prior to our discovery that those shares have been transferred to the share trust will be required to be repaid upon demand to the trustee for the benefit of one or more charitable beneficiaries.

The trustee may, at any time the shares in trust are held in the share trust, transfer the interest in the share trust representing the shares in trust to any person whose ownership of the shares of stock designated as shares in trust would not violate the ownership limit or the look-through ownership limit, or otherwise result in our disqualification as a REIT, and provided that the permitted transferee purchases those shares for valuable consideration. Upon that sale, the proposed original transferee will receive the lesser of

•	The price paid by the original transferee shareholder for the shares of stock that were transferred to the share trust, or if the original transferee shareholder did not give value for those shares, the average closing price for the ten days immediately preceding that gratuitous transfer of the class of shares of those shares in trust, and

•	The price received by the trustee from that sale.

Any amounts received by the trustee in excess of the amounts paid to the proposed transferee will be distributed to one or more charitable beneficiaries of the share trust.

If the transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of shares held in the share trust may be deemed, at our option, to have acted as our agent in acquiring the shares in trust and to hold the shares in trust on our behalf.

In addition, we have the right, for a period of 90 days during the time any shares of shares in trust are held by the trustee, to purchase all or any portion of the shares in trust from the share trust at the lesser of

•	The price initially paid for those shares by the original transferee-shareholder, or if the original transferee-shareholder did not give value for those shares, the average closing price for the five days immediately preceding that gratuitous transfer of the class of shares of those shares in trust, and

•	The average closing price of the class of shares of those shares in trust for the five trading days immediately preceding the date we elect to purchase those shares.

The 90-day period begins on date of the violative transfer if the original transferee-shareholder gives notice to us of the transfer or, if no notice is given, the date our Board of Directors determines that a violative transfer has been made.

All certificates representing shares of our stock bear a legend referring to the restrictions described above.

Each person who owns, or is deemed to own, more than 5% of the value or number of shares of our outstanding stock must give written notice to us of the name and address of the owner, the number of shares of outstanding stock owned and a description of how those shares are held. Also, each shareholder must upon demand disclose to us in writing any information with respect to the direct, indirect and constructive ownership of stock as our Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine such compliance.

The ownership limit and the look-through ownership limit could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF
OUR CHARTER AND BYLAWS

The following description of the terms of our stock and of certain provisions of Maryland law is only a summary. For a complete description, we refer you to the MGCL, our Amended and Restated Articles of Incorporation, or charter, and our Bylaws. Our charter and Bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Removal of Directors

Our charter provides that a director may be removed only for cause (as defined in the charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has exempted any business combination involving the initial purchasers of our Series C preferred stock. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any of them. As a result, the initial purchasers of our Series C preferred stock may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our Bylaws contain a provision exempting from the control share acquisition statute the sale of our Series C Preferred Stock to the initial purchasers.

Amendment to the Charter

Our charter may be amended only by the affirmative vote of the holders of not less than two thirds of all of the votes entitled to be cast on the matter.

Dissolution of the Company

The dissolution of our Company must be approved by the affirmative vote of the holders of not less than two thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the Board of Directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the Board of Directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the Board of Directors, or (iii) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and Bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from the board, and (b) vest in the board the exclusive power to fix the number of directorships.

Anti-takeover Effect of Certain Provisions of Maryland Law and of our Charter and Bylaws

The business combination provisions and the control share acquisition provisions of Maryland law, the provisions of our charter regarding removal of directors, and the advance notice provisions of our Bylaws could delay, defer or prevent a transaction or a change in control of Sovran that might involve a premium price for holders of our common stock or otherwise be in their best interest.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material federal income tax considerations regarding the offered securities. The following discussion describes the material federal income tax consequences relating to the taxation of us as a REIT and the acquisition, ownership and disposition of our common shares. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “we,” “our” and “us” mean only Sovran Self Storage, Inc. and not its subsidiaries or other lower-tier entities or predecessor, except as otherwise indicated. The following discussion is not exhaustive of all possible tax considerations and is not tax advice. The Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated under the Code, and the administrative and judicial interpretations of the Code.

This summary is based upon the Code, the regulations promulgated by the Treasury Department, or the Treasury regulations, current administrative interpretations and practices of the Internal Revenue Service, or IRS, (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that our operation and the operation of our subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with applicable organizational documents and agreements. This summary does not purport to discuss all aspects of federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances, or to shareholders subject to special tax rules, such as:

•	expatriates;

•	persons who mark-to-market our common shares;

•	subchapter S corporations;

•	U.S. shareholders (as defined below) whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	trusts and estates;

•	holders who receive our common shares through the exercise of employee stock options or otherwise as compensation;

•	persons holding our common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding their interest through a partnership or similar pass-through entity;

•	persons holding a 10% or more (by vote or value) beneficial interest in us; and, except to the extent discussed below;

•	tax-exempt organizations; and

•	non-U.S. shareholders (as defined below).

This summary assumes that shareholders will hold our common shares as capital assets, which generally means as property held for investment.

THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.

Taxation of Sovran

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1995. We believe we have been organized and have operated in a manner which qualified for taxation as a REIT under the Code commencing with our taxable year ended December 31, 1995. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depend upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner that will allow us to remain qualified as a REIT. Furthermore, legislative, administrative or judicial action may change, perhaps retroactively, the anticipated income tax treatment described in this prospectus. It is possible that we may be unable to meet those changed requirements. The law firm of Phillips Lytle LLP has acted as our tax counsel since our initial public offering in 1995. In the opinion of Phillips Lytle LLP, we have been organized in conformity with the requirements for qualification as a REIT beginning with its taxable year ending December 31, 1995, and our method of operation as described in this prospectus and as represented by us will enable us to continue to meet the requirements for REIT qualification. This opinion is based on various assumptions and factual representations and covenants made by our management regarding our organization, assets, the present and future conduct of our business operations, the fair market value of our investments in taxable REIT subsidiaries and other items regarding our ability to meet the various requirements for qualification as a REIT, and Phillips Lytle LLP assumes that such representations and covenants are accurate and complete. REIT qualification depends upon our ability to meet the various requirements imposed under the Code through actual operating results, as discussed below. Phillips Lytle LLP will not review these operating results, and no assurance can be given that actual operating results will meet these requirements. The opinion of Phillips Lytle LLP is not binding on the IRS. In addition, the opinion of Phillips Lytle LLP is also based upon existing law, Treasury regulations, currently published administrative positions of the IRS and judicial decisions, which are subject to change either prospectively or retroactively.

Taxation of REITS in General

In any year in which we qualify as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Code generally allow a REIT to deduct distributions paid to its shareholders. Shareholders generally will be subject to taxation on dividends (other than designated capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its shareholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT “C” corporations) generally are subject to federal corporate income taxation on their income and shareholders of regular corporations are subject to tax on any dividends that they receive. Currently shareholders of non-REIT “C” corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which for individuals are lower than ordinary income rates, and corporate shareholders of non-REIT “C” corporations receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of federal income taxation than if such income were earned by a non-REIT “C” corporation, subjected to corporate income tax, and then distributed to shareholders and subjected to the income tax at rates applicable to those shareholders.

For the tax years through 2010, shareholders who are individual U.S. shareholders (as defined below) are taxed on corporate dividends at a maximum federal income tax rate of 15% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by individual U.S. shareholders from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which are currently subject to a maximum federal income tax rate of 35% through 2010.

Even if we qualify as a REIT, however, we will be subject to federal income tax in the following respects:

•	We will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains.

•	Under certain circumstances, we may be subject to the “alternative minimum tax” as a consequence of our items of tax preference, if any.

•	If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on that income.

•	If we have net income from prohibited transactions, which are in general certain sales or other disposition of property other than foreclosure property held primarily for sale to customers in the ordinary course of business, that income will be subject to a 100% tax.

•	If we should fail to satisfy either the 75% or 95% gross income test, which are discussed below, but have nonetheless maintained our qualification as a REIT because other requirements have been met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by a fraction intended to reflect our profitability.

•	If we fail to satisfy any of the REIT asset tests, as described below, by larger than a de minimis amount, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, we may maintain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during each year at least the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain net income for that year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distributions over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior years), plus (y) retained amounts on which income tax is paid at the corporate level;

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our shareholder, as described below.

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us, our tenants and/or our “taxable REIT subsidiary” (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If we acquire any assets from a non-REIT “C” corporation in a carry over basis transaction that have a fair market value at the time we acquire those assets in excess of their adjusted tax basis and dispose of them within ten years of our acquisition of them (in each case, we refer to the excess as “built-in gains”), then, to the extent of the built-in gain, this gain will be subject to a tax at the highest regular corporate rate.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a shareholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed to credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in our common shares.

•	We may have subsidiaries or own interests in other lower-tier entities that are “C” corporations, including our taxable REIT subsidiaries, the earnings of which will be subject to federal corporate income tax.

If we are subject to taxation on our REIT taxable income or subject to tax due to the sale of a built-in gain asset that was acquired in a carry-over basis from a non-REIT “C” Corporation, some of the dividends we pay to our shareholders during the following year may be subject to tax at the reduced capital gains rate, rather than at ordinary income rates. See “— Taxation of Our U.S. Shareholders” beginning on page 36.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REIT in the same manner that they are treated for federal income tax purposes, and our subsidiaries that are not subject to federal income tax may have to pay state and local income taxes, because not all states and localities treat these entities in the same manner as they are treated for federal income tax purposes. Moreover, each of our taxable REIT subsidiaries (as further described below) is subject to federal corporate income tax on its net income. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification — General

To qualify as a REIT, we must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets and distributions of income to shareholders. The Code defines a REIT as a corporation, trust or association:

(1)  that is managed by one or more trustees or directors;

(2)  the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)  that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;

(4)  that is neither a financial institution nor an insurance company subject to specified provisions of the Code;

(5)  the beneficial ownership of which is held by 100 or more persons;

(6)  at all times during the last half of each taxable year, not more than 50% in value of the outstanding shares of which are owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals;

(7)  that makes an election to be taxable as a REIT, or has made this election for a previous taxable year that has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status; and

(8)  that meets other tests, described below, regarding the nature of its income and assets.

The Code provides that conditions (1) through (4) above must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) above, which we refer to as the “100 shareholder” and “five or fewer” requirements, do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. For purposes of condition (6), an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

To monitor compliance with condition (6) above, a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and do not know, or by exercising reasonable diligence, would not have known, of a failure to meet the condition (6) above, then we will be treated as having met the condition.

Prior to the closing of our initial public offering in 1995, we did not satisfy several of the conditions above. Our initial public offering allowed us to satisfy the 100 shareholder and five or fewer requirements. We believe that we have been organized, have operated and have issued sufficient shares of beneficial ownership with sufficient diversity of ownership to allow us to satisfy the above conditions. In addition, our organizational documents contain restrictions regarding the transfer of our stock that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. The ownership restrictions in our Amended and Restated Articles of Incorporation and bylaws generally prohibit the actual or constructive ownership of more than 9.8% of the aggregate value of our outstanding stock, unless an exception is established by the Board of Directors. The restrictions provide that if, at any time, for any reason, those ownership limitations are violated or more than 50% in value of our outstanding stock otherwise would be considered owned by five or fewer individuals, than a number of shares of stock necessary to cure the violation will automatically and irrevocably be transferred from the person causing the violation to a trust for the benefit of designated charitable beneficiaries. See “Restrictions on Transfer/Ownership Limits” beginning on page 17.

The REIT protective provisions of our organizational documents are modeled after certain arrangements that the IRS has ruled in private letter rulings will preclude a REIT from being considered to violate the ownership restrictions so long as the arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the IRS might not seek to take a different position concerning us (a private letter ruling is legally binding only as to the taxpayer to whom it was issued and we have not sought a private ruling on this issue) or contend that we failed to enforce these various arrangements. Accordingly, there can be no assurance that these arrangements necessarily will preserve our REIT status. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. As a result of our formation in 1995 we succeeded to tax attributes of a C-corporation, including any undistributed earnings and profits. We do not believe that we have acquired any undistributed non-REIT earnings and profits. However, there can be no assurance that the IRS would not contend otherwise on a subsequent audit.

In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Since we became a REIT in 1995, our taxable year has been the calendar year.

Effect of Subsidiary Entities

Ownership of Partnership Interests.  In the case of a REIT that is a partner in partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets, and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership, for purposes of the asset and gross income tests applicable to REITs as described below. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share, based upon our percentage capital interest, of the assets and items of income of partnerships in which we own an equity interest (including our interest in the operating partnership and its equity interests in lower-tier partnerships), is treated as our assets and items of income for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold an equity interest in a partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT.

In order to provide us with flexibility, we own the properties through the operating partnership or joint ventures owned by the operating partnership. As of September 30, 2006, we hold a 96.5% limited partnership interest in the operating partnership. As of September 30, 2006, Sovran Holdings Inc., our wholly-owned subsidiary, holds a 1.2% general partner interest in the operating partnership. Sovran Holdings, Inc. is a “qualified REIT subsidiary” as defined in Section 856(i) of the Code. A qualified REIT subsidiary is any corporation that is 100% owned by a REIT at all times during the period the subsidiary is in existence. Under Section 856(i) of the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT, and all assets, liabilities, income, deductions, and credits of the qualified REIT subsidiary are treated as assets, liabilities and those items, as the case may be, of the REIT. Because Sovran Holdings, Inc. is a qualified REIT subsidiary, it is not subject to federal income tax, although it may be subject to state and local tax in some states.

Taxable Subsidiaries.  A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our shareholders.

A REIT is not treated as holding the assets of a taxable REIT subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the shares issued by such a subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends, if any, that it receives from such. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a REIT does not include the assets and income of such taxable REIT subsidiary corporations in determining its compliance with the REIT requirements, such entities may be used by the REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-though subsidiaries.

Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary’s adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest if the 50% test is satisfied in that year). In addition, if amounts are paid to a REIT or deducted by a taxable REIT subsidiary due to transactions between a REIT, its tenants and/or a taxable REIT subsidiary, that exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. We and three of our corporate subsidiaries, Locke Sovran I

Manager, Inc., Locke Sovran II Manager, Inc. and Locke Leasing LLC, elected to have such subsidiaries taxed as taxable REIT subsidiaries for federal income tax purposes.

Income Tests

To maintain qualification as a REIT, two gross income requirements must be satisfied annually. First, at least 75% of our gross income, excluding gross income from certain dispositions of property held primarily for sale to customers in the ordinary course of a trade or business, which we refer to as “prohibited transactions,” for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property” and interest in certain circumstances, or from certain types of temporary investments. We refer to this requirement as the “75% test.” Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from those real property investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing. We refer to this requirement as the “95% test.”

Rents received or deemed to be received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

(1)  The amount of rent generally must not be based in whole or in part on the income or profits of any person.

(2)  The Code provides that rents from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, directly or constructively owns 10% or more of that tenant, in which case we refer to the tenant as a “related party tenant.”

(3)  If rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as “rents from real property.”

(4)  For rents to qualify as “rents from real property,” the REIT must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” who is adequately compensated and from whom the REIT does not derive any income. A REIT may, however, directly provide services with respect to its properties and the income will qualify as “rents from real property” if the services are “usually or customarily rendered” in connection with the rental of a room or other space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, a REIT may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. In such case, only the amounts for non-customary services are not treated as rents from real property. The rest of the rent will be qualifying income. If the impermissible tenant service income with respect to a property exceeds 1% of our total income from that property, than all of the income from that property will fail to qualify as rents from real property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, REITs are permitted to provide services to tenants or others through a taxable REIT subsidiary without disqualifying the rental income received from tenants for purposes of the REIT income tests.

Unless we determine that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by us in the taxable year, will not jeopardize our status as a REIT, we do not and do not intend to (a) charge rent that is based in whole or in part on the income or profits of any person; (b) derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents; or (c) receive rent from related party tenants.

In the past, we allowed new tenants to use trucks without charge for a limited period of time as an inducement for the new tenants to lease space in our facilities. We have treated the rental of trucks as the rental of personal property in connection with the rental of real property. Generally, the 15% personal property test is applied on a lease by lease basis. However, the Treasury Regulations allow a REIT that rents all (or a portion of all) the units in a multiple unit project under substantially similar leases to apply the 15% test on an aggregate basis for the rents received under such substantially similar leases. All of our leases at each self storage property are substantially similar, except for the cost of the unit which varies by the size of the unit. We apply the 15% test on an aggregate basis at each of our facilities. There can be no assurance that the IRS will not successfully challenge our position that the lease of the trucks should be treated as the rental of personal property in connection with real property or our methodology for determining the portion of each lease attributable to personal property. If the IRS successfully challenged our position, we could have failed to satisfy the income tests. This could prevent us from qualifying as a REIT. See “Taxation of Sovran — Failure to Qualify” on page 33 or a discussion of the consequences if we fail to meet this test.

We provide certain services with respect to the properties. We believe that the services provided by us are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants and, therefore, that the provision of those services will not cause rents received with respect to the properties to fail to qualify as rents from real property.

We have previously earned a commission from a third party insurance company on personal property insurance sold to some of our tenants by such insurance company. We believe that the insurance contract provided by the insurance company is not a service provided by the insurance company and the commission we earn would not be impermissible tenant service income. If the IRS successfully challenged our position on this issue, all rents from a property would not qualify for purposes of the income tests if the commission income and any other impermissible tenant service income from that property exceeded 1% of the income from that property. This could cause us to fail the income test for such year. This could prevent us from qualifying as a REIT. See “Taxation of Sovran — Failure to Qualify” on page 33 or a discussion of the consequences if we fail to meet this test.

We also earn management fees from our management of property (i) held by joint ventures in which we are investors and (ii) held by our taxable REIT subsidiary. For purposes of the gross income tests, income we earn from management fees generally constitutes nonqualifying income. Existing Treasury regulations do not address the treatment of management fees derived by a REIT from a partnership in which the REIT holds a partnership interest, but the IRS has issued a number of private letter rulings holding that the portion of the management fee that corresponds to the REIT’s interest in the partnership in effect is disregarded in applying the 95% gross income test when the REIT holds a “substantial” interest in the partnership. We disregard the portion of management fees derived from the joint venture partnerships in which we are a partner that corresponds to our interest in these partnerships in determining the amount of our nonqualifying income. There can be no assurance, however, that the IRS would not take a contrary position with respect to us, either rejecting the approach set forth in the private letter rulings mentioned above or contending that our situation is distinguishable from those addressed in the private letter rulings. We do not anticipate that we will receive sufficient management fees to cause us to exceed the limit on nonqualifying income under the gross income tests. We will, however, monitor the level of fees that we receive relative to our gross income generally, and take actions to ensure that the receipt of such fees does not cause us to fail to satisfy either of the gross income tests.

Our share of any dividends received from our corporate subsidiaries that are not “qualified REIT subsidiaries” (and from other corporations in which we own an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends to cause us to exceed the limit on nonqualifying income under the 75% gross income test.

“Interest” generally will be nonqualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales may still qualify under the gross income tests. We have received interest payment from our taxable REIT subsidiary and our joint ventures that will constitute qualifying income for purposes of the 95% gross income test but not the 75% gross income test. We do not anticipate that these amounts of interest will affect our ability to qualify under the 75% test.

If we fail to satisfy one or both of the 75% or 95% tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under specified provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our federal income tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on that income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. As discussed above, even if these relief provisions apply, a 100% tax would be imposed on the greater of the amount by which we fail either the 75% or 95% gross income test, multiplied by a fraction intended to reflect our profitability.

Asset Tests

At the close of each calendar quarter we must also satisfy four tests relating to the nature of our assets. Under the first test, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and certain kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

The second asset test is that the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets. Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of taxable REIT subsidiaries held by us may not exceed 20% of the value of our gross assets.

The 5% and 10% asset tests do not apply to securities of taxable REIT subsidiaries, qualified REIT subsidiaries or securities that are “real estate assets” for purposes of the 75% gross asset test described above.

The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take those other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

We believe that our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance with such tests on an ongoing basis. However, the values of some of our assets, including the securities of our taxable REIT subsidiaries, may not be precisely valued, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that our assets do not meet the requirements of the REIT asset tests.

Annual Distribution Requirements

To qualify as a REIT, we are required to make distributions, other than distributions of capital gain, to our shareholders in an amount at least equal to:

(a)  the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends-paid deduction and our capital gain, and

•	90% of our net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus

(b)  the sum of specified items of our non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, payable to shareholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and paid with or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement, and provide us with a tax deduction, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in the organizational documents.

To the extent that we distribute less than 100% of our net taxable income, we will be subject to federal income tax at ordinary corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their proportionate share of the tax paid by us. Our shareholders would then increase the adjusted basis of their shares in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is expected that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement.

However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute any greater amount as may be necessary to avoid income and excise taxation, due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of that income and deduction of those expenses in arriving at our taxable income, or if the amount of nondeductible expenses, such as principal amortization or capital expenditures, exceed the amount of non-cash deductions. In the event that those timing differences occur, we may find it necessary to arrange for borrowings, if possible, in order to meet the distribution requirement.

Under some instances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which dividends may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

Net income derived from a “prohibited transaction” is subject to a 100% tax. A “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of owning and operating properties and to make sales of properties that are consistent with our investment objectives. However, whether property is held as inventory or primarily for sale to tenants in the ordinary course of a trade or business depends on the particular facts and circumstances. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to tenants, or that certain safe-harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary although such income will be subject to tax in the hands of the taxable REIT subsidiary at regular corporate income tax rates.

A safe harbor to avoid classification as a prohibited transaction exists as to real estate assets held for the production of rental income by a REIT for at least four years where in any taxable year the REIT has made no more than seven sales of property or, in the alternative, the aggregate of the adjusted bases of all properties sold does not exceed 10% of the adjusted bases of all of the REIT’s properties during the year and the expenditures includable in a property’s basis made during the four-year period prior to disposition must not exceed 30% of the property’s net sales price. The operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating and leasing the properties and to make occasional sales of the properties, including adjoining land, as are consistent with our and the operating partnership’s investment objectives. No assurance can be given, however, that every property sale by the operating partnership will constitute a sale of property held for investment.

Foreclosure Properties

Foreclosure property is real property and any personal property incident to such real property (i) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the gain would otherwise be treated as a prohibited transaction. We do not anticipate that we will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if we do receive any such income, we intend to make an election to treat the related property as foreclosure property.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income from a hedging transaction to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets, which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (but generally will constitute non-qualifying gross income for purposes of the 75% income test). To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In that event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be “qualified dividend income,” taxable as capital gains for non-corporate shareholders, and subject to limitations set forth in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be ineligible for qualification as a REIT for the four taxable years following the year during which our qualification was lost. It is not possible to state whether in all circumstances we would be entitled to statutory relief. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limit on that income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause.

Built-In Gain

To the extent we held any asset that has built-in gain as of the first day of the first taxable year for which we qualified as a REIT (which was January 1, 1995), we may recognize a corporate level tax at the time we dispose of that asset. Treasury Regulations have been issued requiring a C corporation to recognize any net built-in gain that would have been realized if the corporation had liquidated at the end of the last taxable year before the taxable year in which it qualifies to be taxed as a REIT. However, instead of this immediate recognition rule, the regulations permit a REIT to elect to be subject to rule similar to rules applicable to S corporations with built-in gains under Section 1374 of the Code. Section 1374 of the Code generally provides that a corporation with appreciated assets that elects S corporation status will recognize a corporate level tax on the built-in gain if the S corporation disposes of the appreciated assets within a ten-year period commencing on the date on which the S corporation election was made. We elected to have rules similar to the rules of Section 1374 of the Code apply to us. For these purposes, the assets owned by us prior to becoming a REIT will be appreciated assets. If these assets had been disposed of within the ten-year period beginning on January 1, 1995, we would have recognized a corporate level tax on the built-in gain attributable to the disposed assets. We did not dispose of any of such assets at a gain within the ten-year period beginning January 1, 1995. In addition, if we were to acquire carry over basis assets from a “C” corporation, any excess of the fair market value of the assets over the carry over basis would also be built-in gain. To date, we have not acquired carry over basis assets from a C corporation, other than the assets owned when we became a REIT as of January 1, 1995.

Tax Aspects of the Operating Partnership

Substantially all of our investments will be held indirectly through the operating partnership. In general, partnerships are “pass-through” entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by the operating partnership. See “Taxation of Sovran” beginning on page 23.

Entity Classification

Our interests in the operating partnership involve special tax considerations, including the possibility of a challenge by the IRS of the status of the operating partnership as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If the operating partnership were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In that situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and the income tests. See “Taxation of Sovran — Asset Tests” beginning on page 30 and “-Income Tests” beginning on page 28. This, in turn would prevent us from qualifying as a REIT. See “Taxation of Sovran — Failure to Qualify” on page 33 for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, any change in the operating partnership’s status for U.S. federal income tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Treasury Regulations that apply for tax period beginning on or after January 1, 1997 provide that an “eligible entity” may elect to be taxed as a partnership for federal income tax purposes. An eligible entity is a domestic business entity not otherwise classified as a corporation and which has at least two members. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The operating partnership intends to claim classification as a partnership under these regulations.

Even if the operating partnership is taxable as a partnership under these Treasury Regulations, it could be treated as a corporation for federal income tax purposes under the “publicly traded partnership” rules of Section 7704 of the Code. A publicly traded partnership is a partnership whose interests trade on an established securities market or are readily tradable on a secondary market, or the substantial equivalent thereof. While units of the operating partnership are not and will not be traded on an established trading market, there is some risk that the IRS might treat the units held by the limited partners of the operating partnership as readily tradable because, after any applicable holding period, they may be exchanged for our common shares, which is traded on an established market. A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of that partnership’s gross income for a taxable year consists of “qualifying income” under the publicly traded partnership provisions of Section 7704 of the Code. “Qualifying income” under Section 7704 of the Code includes interest, dividends, real property rents, gains from the disposition of real property, and certain income or gains from the exploitation of natural resources. Therefore, qualifying income under Section 7704 of the Code generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs. We anticipate that the operating partnership will satisfy the 90% qualifying income test under Section 7704 of the Code and, thus, will not be taxed as a corporation.

There is one significant difference, however, regarding rent received from related party tenants. For a REIT, rent from a tenant does not qualify as rents from real property if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant. See “Taxation of Sovran — Income Tests” beginning on page 28. Under Section 7704 of the Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% of more of the tenant.

Accordingly, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules. The operating partnership has not requested, nor does it intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes. In the opinion of Phillips Lytle LLP, which is based on the provisions of the partnership agreement of the operating partnership and on certain factual assumptions and on representations, the operating partnership is classified as a partnership for federal income tax purposes and therefore should be taxed as a partnership rather than an association taxable as a corporation for periods prior to January 1, 1997. Phillips Lytle LLP’s opinion is not binding on the IRS or the courts.

Partnership Allocations

A partnership agreement will generally determine the allocation of income and losses among partners. However, these allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated under this section of the Code. Generally, Section 704(b) and the Treasury Regulations promulgated under this section of the Code require that partnership allocations respect the economic arrangement of the partners. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item. The operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated under this section of the Code.

Tax Allocations with Respect to the Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the “book-tax difference” associated with the property at the time of the contribution. The book-tax difference with respect to property that is contributed to a partnership is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was formed by way of contributions of appreciated property. Moreover, subsequent to the formation of the operating partnership, additional persons have contributed appreciated property to the operating partnership in exchange for interests in the operating partnership.

The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Code. In general, limited partners of the operating partnership who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed book-tax difference will generally be allocated to the limited partners who contributed the property, and we will generally be allocated only our share of capital gains attributable to appreciation, if any, occurring after the time of contribution to the operating partnership. This will tend to always entirely eliminate the book-tax difference over the life of the operating partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction, such as a sale. Thus the carry over basis of the contributed assets in the hands of the operating partnership may cause us to be allocated lower depreciation and other deductions. Possibly we could be allocated an amount of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to us as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “Taxation of Sovran — Annual Distribution Requirements” beginning on page 31.

Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences, including retention of the “traditional method” or the election of other methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction, such as a sale. We and the operating partnership have determined to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to the operating partnership and for some assets acquired subsequently. We and the operating partnerships have not yet decided what method will be used to account for book-tax differences for properties acquired by the operating partnership in the future. Any property acquired by the operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Basis in the Operating Partnership Interest

The adjusted tax basis in our interest in the operating partnership generally will be equal to the amount of cash and the basis of any other property we contribute to the operating partnership, increased by our allocable share of the operating partnership’s income and our allocable share of indebtedness of the operating partnership, and reduced, but not below zero, by our allocable share of losses suffered by the operating partnership, the amount of cash distributed to us and constructive distributions resulting from a reduction in our share of indebtedness of the operating partnership. If the allocation of our distributive share of the operating partnership’s loss exceeds the adjusted tax basis of our partnership interest in the operating partnership, the recognition of this excess loss will be deferred until that time and to the extent that we have adjusted tax basis in our interest in the operating partnership. We will recognize taxable income to the extent that the operating partnership’s distributions, or any decrease in our share of the indebtedness of the operating partnership, exceeds our adjusted tax basis in the operating partnership. A decrease in our share of the indebtedness of the operating partnership is considered a cash distribution.

Sale of Partnership Property

Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year will be long-term capital gain, except for any portion of that gain that is treated as depreciation or cost recovery recapture. However, our share as a partner of any gain realized by the operating partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “Taxation of Sovran — Prohibited Transactions” beginning on page 32. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

Taxation of our U.S. Shareholders

For purposes of this discussion, a “U.S. shareholder” is a holder of shares of our stock that for federal income tax purposes is:

•	a citizen or resident of the United States,

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state or political subdivision of the United States,

•	an estate whose income from sources without the United States is includible in gross income for federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or

•	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. shareholder.

If an entity or arrangement treated as a partnership for federal income tax purposes holds our shares, the federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common shares should consult its tax advisor regarding the federal income tax consequences to the partner of the acquisition, ownership and disposition of our shares by the partnership.

A “non-U.S. shareholder” is a holder of shares of our stock that is not a U.S. shareholder.

As long as we qualify as a REIT, distributions to our taxable U.S. shareholders generally will be includible in their income as ordinary income dividends to the extent the distributions do not exceed our current or accumulated earnings and profits. Although a portion of these dividends may be treated as capital gain dividends as explained below, no portion of these dividends will be eligible for the dividends received deduction for corporate shareholders. In determining the extent to which a distribution constitutes ordinary income for federal income tax purposes, our current or accumulated earnings and profits will generally be allocated first to distributions with respect to our preferred shares and thereafter to distributions with respect to shares of our common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. shareholders.

We may elect to designate a portion of distributions paid to our shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to noncorporate U.S. shareholders as capital gain, provided that the shareholder has held the common shares with respect to which the distribution is made for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which such common shares became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of the following:

(1)  the qualified dividend income received by us during such taxable, year from non-REIT corporations (including our taxable REIT subsidiaries);

(2)  the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to such undistributed REIT taxable income; and

(3)  the excess of any income recognized during the immediately preceding year attributable to the sale of an asset with a built-in gain that was acquired in a carry over basis transaction from a “C” corporation over the federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income if the dividends are received from a domestic corporation (other than a REIT or a regulated investment company) or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met. A foreign corporation (other than a “foreign personal holding company,” a “foreign investment company,” or “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. We generally expect that an insignificant portion, if any, of our distributions will consist of qualified dividend income.

Distributions made out of our current or accumulated earnings and profits that we properly designate as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain for the taxable year and without regard to the period for which a shareholder has held shares of our stock. However, corporate U.S. shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that we elect to retain amounts representing our net capital gain income, our U.S. shareholders would be taxed on their designated proportionate share of our retained net capital gains as though an amount were distributed and designated a capital gain dividend, and we would be taxed at regular corporate capital gains tax rates on the retained amounts. In addition, each U.S. shareholder would receive a credit for a designated proportionate share of the tax that we pay, and would increase the adjusted basis in its shares by the excess of the amount of its proportionate share of these net capital gains over its proportionate share of the tax that we pay. Both we and our corporate U.S. shareholders will make commensurate adjustments in our respective earnings and profits for federal income tax purposes. If we should elect to retain our net capital gain in this fashion, we will notify our shareholders of the relevant tax information within 60 days after the close of our taxable year.

Long-term capital gains are generally taxable at maximum federal income tax rates of 15% (through 2010) in the case of U.S. shareholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciated real property held for more than 12 months are subject to a 25% maximum federal income tax rate for individual U.S. shareholders to the extent of previously claimed depreciation deductions.

Distributions in excess of our current accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted basis of the U.S. shareholder’s shares, but will reduce the U.S. shareholder’s basis in his shares. To the extent that the distributions exceed the adjusted basis of a U.S. shareholder’s shares, they will be included in income as long-term capital gain, generally taxed to noncorporate U.S. shareholders at a maximum rate of 15%, or included in income as short-term capital gain if the shares have been held for one year or less, provided in each case that the shares are a capital asset in the hands of the shareholder.

Distributions that we declare in October, November or December of a taxable year to shareholders of record on a date in one of those months will be deemed to have been received by the shareholders on December 31, provided we actually pay the dividends during the following January.

The currently applicable provisions of the federal income tax laws relating to the 15% rate of capital gain taxation and the applicability of capital gain rates for designated qualified dividend income of REITs are currently scheduled to “sunset” or revert back to provisions of prior law effective for taxable years beginning after December 31, 2010. Upon the sunset of the current provisions, all dividend income of REITs and non-REIT corporations would be taxable at ordinary income rates and the maximum capital gain tax rate for gains other than “unrecaptured section 1250 gains” would be increased (from 15% to 20%). The impact of this reversion is not discussed herein. Consequently, shareholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in common shares.

Shareholders may not include in their individual tax returns any net operating losses or capital losses we incur. Instead, we would carry over those losses for potential offset against our future income, subject to certain limitations. Taxable distributions that we make and gain from the dispositions of our shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which a shareholder is a limited partner, against that income. In addition, taxable distributions that we make generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of shares, or distributions treated as such, however, will be treated as investment income only if the shareholder so elects, in which case those capital gains will be taxed at ordinary income rates. We will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital, capital gain or represent tax preference items to be taken into account for purposes of computing the alternative minimum tax liability of the shareholders. U.S. shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

A U.S. shareholder’s sale or exchange of shares will result in recognition of gain or loss in an amount equal to the difference between the amount of cash and the fair market value of any property received, exclusive of any portion attributable to accumulated and declared but unpaid dividends that will generally be taxable to you as a distribution on your shares, and your adjusted basis in the shares sold or exchanged.

This gain or loss will be capital gain or loss, provided that the shares are a capital asset in the hands of the U.S. shareholder, and will be long-term capital gain or loss if the U.S. shareholder’s holding period in the shares exceeds one year. Long-term capital gains will generally be taxed to non-corporate U.S. shareholders at a maximum rate of 15%. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate shareholders) to a portion of capital gain realized by a non-corporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Shareholders are urged to consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our shares held for more than 12 months. In addition, in the case of a U.S. shareholder who has owned the shares for six months or less, measured by using the holding period rules of Section 857 of the Code, any loss upon a sale or exchange of shares will generally be treated as a long-term capital loss to the extent of actual or constructive distributions from us required to be treated by the U.S. shareholder as long-term capital gain.

If a U.S. shareholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelter,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our common shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Taxation of Our Tax-Exempt U.S. Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which we refer to in this discussion as UBTI. While many investments in real estate generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt U.S. shareholder has not held our common shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), and (ii) our common shares are not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our common shares generally should not be treated as UBTI to a tax-exempt U.S. shareholder.

Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust (i) that is described in Section 401(a) of the Code, (ii) is tax exempt under section 501(a) of the Code, and (iii) that owns more than 10% of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (x) one pension trust owns more than 25% of the value of our shares, or (y) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of such shares and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding shares of a REIT is owned, directly or indirectly, by few or fewer “individuals” (as defined in the Code to include certain entities). Certain restrictions on ownership and transfer of our shares should generally prevent a tax-exempt entity from owning more than 10% of the value of our shares, or us from becoming a pension-held REIT.

Tax-exempt U.S. Shareholders are urged to consult their tax advisors regarding the federal, state and local tax consequences of owning our shares.

Taxation of Our Non-U.S. Shareholders

The rules governing the federal income taxation of non-U.S. shareholders are complex, and the following discussion is intended only as a summary of these rules. If you are a non-U.S. shareholder, you should consult with your own tax advisor to determine the impact of federal, state, local, and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your investment in our shares.

In general, a non-U.S. shareholder will be subject to federal income tax at graduated rates in the same manner as our U.S. shareholders with respect to its investment in shares if that investment is effectively connected with the non-U.S. shareholder’s conduct of a trade or business in the United States. A corporate non-U.S. shareholder may also be subject to an additional 30% branch profits tax on the repatriation from the United States of the effectively connected earnings and profits. The balance of this discussion addresses only those non-U.S. shareholders whose investment in our shares is not effectively connected with the conduct of a trade or business in the United States.

A distribution by us to a non-U.S. shareholder that is not attributable to gain from the sale or exchange by us of a United States real property interest and that is not designated by us as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of our current or accumulated earnings and profits. A distribution of this type will generally be subject to federal withholding tax at the rate of 30% on the gross amount of the dividend, or a lower rate that may be specified by a tax treaty if the non-U.S. shareholder has demonstrated his entitlement to benefits under the tax treaty in the manner prescribed by the IRS. While tax treaties may reduce or eliminate the withholding obligations on our distributions, under some treaties, rates below the 30% generally applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT. Because we cannot determine our current and accumulated profits until the end of our taxable year, withholding at the rate of 30% or applicable lower treaty rate will be imposed on the gross amount of any distribution to a non-U.S. shareholder that we make and do not designate a capital gain dividend. Notwithstanding this withholding, distributions in excess of our current and accumulated earnings and profits are a nontaxable return of capital to the extent that they do not exceed the non-U.S. shareholder’s adjusted basis in his shares, and the nontaxable return of capital will reduce the adjusted basis in these shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. shareholder’s shares, the distributions will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or exchange of his shares, as discussed below. A non-U.S. shareholder may seek a refund of amounts withheld on distributions to him to the extent they exceed the tax liability resulting from those distributions, provided that the required information is furnished to the IRS.

For any year in which we qualify as a REIT, our distributions that are attributable to gain from our sale or exchange of a United States real property interest within the meaning of Section 897 of the Code are taxable to a non-U.S. shareholder as if these distributions were gains effectively connected with a trade or business in the United States conducted by the non-U.S. shareholder. Accordingly, a non-U.S. shareholder will be taxed on these amounts at the normal capital gain rates applicable to a U.S. shareholder, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals; the non-U.S. shareholder would be required to file a federal income tax return reporting these amounts, even if applicable withholding were imposed as described below; and corporate non-U.S. shareholders may owe the 30% branch profits tax in respect of these amounts. We will be required to withhold from distributions to non-U.S. shareholders 35% of the maximum amount of any distribution that could be designated by us as a capital gain dividend. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our shares that is generally traded on an established securities market located in the United State if the non-U.S. shareholder did not own more than 5% of such class of stock at any time during the taxable year. Instead, any capital gain dividend will be treated as a distribution subject to the ordinary dividend rules described above. In addition, for purposes of this withholding rule, if we designate prior distributions as capital gain dividends, then subsequent distributions up to the amount of the designated prior distributions will be treated as capital gain dividends subject to withholding. If for any taxable year we elect to designate as capital gain dividends any portion of the dividends paid or made available for the year to our shareholders, including our retained capital gains treated as capital gain dividends, then the portion of the capital gain dividends so designated that is allocable to the holders of shares will on a percentage basis equal the ratio of the amount of the total dividends paid or made available to the holders of the shares for the year to the total dividends paid or made available for the year to holders of all classes of our shares.

In addition, it is not entirely clear whether distributions that are (i) otherwise treated as capital gain dividends, (ii) not attributable to the disposition of a U.S. real property interest, and (iii) paid to non-U.S. shareholders who own less than 5.0% of the value of our common shares at all times during the 1-year period ending on the date of such distribution, will be treated as (a) long-term capital gain to such non-U.S. shareholders or as (b) ordinary dividends taxable in the manner described above. If we were to pay a capital gain dividend described in the prior sentence, non-U.S. shareholders should consult their tax advisers regarding the taxation of such distribution in their particular circumstances.

The amount of any tax withheld by us with respect to a distribution to a non-U.S. shareholder is creditable against the non-U.S. shareholder’s federal income tax liability, and if the amount of tax withheld by us exceeds the non-U.S. shareholder’s federal income tax liability with respect to the distribution, the non-U.S. shareholder may file for a refund of the excess from the IRS. In this regard, note that the 35% withholding tax rate on capital gain dividends corresponds to the maximum income tax rate applicable to corporate non-U.S. shareholders but is higher than the 15% and 25% maximum rates on capital gains generally applicable to noncorporate non-U.S. shareholders. Treasury regulations provide presumptions under which a non-U.S. shareholder is subject to backup withholding and information reporting unless we receive certification from the shareholder of its non-U.S. shareholder status. The Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, our distributions to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those owning an interest in that entity, and whether the entity or its owners are entitled to benefits under the tax treaty.

If our shares are not “United States real property interests” within the meaning of Section 897 of the Code, a non-U.S. shareholder’s gain on sale of shares generally will not be subject to federal income taxation, except that a nonresident alien individual who was present in the United States for 183 days or more during the taxable year will be subject to a 30% tax on that gain. The shares will not constitute a United States real property interest if we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during the preceding five-year period less than 50% in value of its shares was held directly or indirectly by foreign persons. We believe that we are and will be a domestically controlled REIT and thus that a non-U.S. shareholder’s gain on sale of shares will not be subject to federal income taxation. However, because our shares are publicly traded, we can provide no assurance that we will be a domestically controlled REIT. If we are not a domestically controlled REIT, a non-U.S. shareholder’s gain on sale of our shares will not be subject to federal income taxation as a sale of a United States real property interest, if the shares are “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, such as the New York Stock Exchange, and the non-U.S. shareholder has at all times during the preceding five years owned 5% or less by value of the then outstanding shares. Special rules may apply to sales or other dispositions during the period before the shares are traded on the New York Stock Exchange. If the gain on the sale of the shares were subject to federal income taxation, the non-U.S. shareholder would generally be subject to the same treatment as a U.S. shareholder with respect to its gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, would be required to file a federal income tax return reporting that gain, and in the case of corporate non-U.S. shareholders might owe branch profits tax. In any event, a purchaser of shares from a non-U.S. shareholder will not be required to withhold on the purchase price if the purchased shares are regularly traded on an established securities market or if we are a domestically controlled REIT. Otherwise, the purchaser of shares may be required to withhold 10% of the purchase price paid to the non-U.S. shareholder and to remit the withheld amount to the IRS. Any amount withheld would be creditable against the non-U.S. shareholder’s tax liability.

Withholding and Reporting Requirements

We will report to our U.S. shareholders and to the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding at the rate of 28% with respect to distributions paid unless the U.S. shareholder (i) is a corporation or comes within other exempt categories and when required demonstrates that fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding rules and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder who does not provide us with his correct taxpayer identification number may be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. shareholder who fails to certify his non-foreign status to us.

We will report to our non-U.S. shareholders and to the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty or because the dividends were effectively connected with a U.S. trade or business. As discussed above, withholding rates of 30% and 35% may apply to distributions to non-U.S. shareholders.

The payment of the proceeds from the disposition of our shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of our shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Any amounts required to be withheld from payments to you will be collected by us or other applicable withholding agents for remittance to the IRS. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, over withheld amounts may be refunded or credited against your federal income tax liability, provided that you furnish the required information to the IRS. In addition, the absence or existence of applicable withholding does not necessarily excuse you from filing applicable federal income tax returns.

Other Tax Consequences

We and our shareholders may also be subject to state or local taxation in various state or local jurisdictions, including those in which we or our shareholders transact business or reside. State and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, we advise you to consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you of the acquisition, ownership, and disposition of our shares.

SELLING STOCKHOLDERS

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make under the Securities Exchange Act of 1934, as amended, which are incorporated herein by reference

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the common stock that may be offered pursuant to this prospectus.

LEGAL MATTERS

The legality of our common stock offered by this prospectus is being passed upon by Phillips Lytle LLP, Buffalo, New York. The description of U.S. federal income tax matters contained in the prospectus in the section entitled “Federal Income Tax Considerations” is also based on the opinion of Phillips Lytle LLP. Robert J. Attea, Sovran’s Chairman of the Board and Chief Executive Officer, is the brother of Frederick G. Attea, a partner of Phillips Lytle LLP and our Assistant Secretary. Several partners of Phillips Lytle LLP own Common Shares. Phillips Lytle LLP will rely upon the opinion of Venable LLP, Baltimore, Maryland, as to all matters of Maryland law.

EXPERTS

The consolidated financial statements of appearing in our Annual Report (Form 10-K) for the year ended December 31, 2005, and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The historical summary of gross revenue and direct operating expenses of the Cornerstone Acquisition Facilities for the year ended December 31, 2005 appearing in our Current Report on Form 8-K/A dated September 6, 2006, has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such historical summary of gross revenue and direct operating expenses is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

2,000,000 Shares

SOVRAN SELF STORAGE, INC.

Common Stock

Prospectus Supplement
November   , 2006

Sole Bookrunning Manager

Banc of America Securities LLC

A.G. Edwards

RBC Capital Markets	Stifel Nicolaus